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Gravity Power

The world needs a scalable clean energy solution. Our energy storage technology enables the widespread adoption of renewable energy while minimizing environmental impact and maximizing efficiency. Gravity Power holds 4 patents across 20 countries, has partnerships with global industry leaders, and ...
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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

GRAVITY
POWER
01:36

Raised	Days Left
$73,332	60

Launch — $9,999.75 Min — $999,999.75 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Over
$3,000,000
Previously Raised

REASONS TO INVEST

1. INNOVATIVE TECHNOLOGY: Our energy storage technology lowers levelized costs and minimizes environmental impacts, leveraging existing fossil fuel industry infrastructure for a cleaner future.
2. INDUSTRY RELATIONSHIPS: We have key relationships with industry leaders including Stantec, the Robbins Company, and Computerized Analysis & Simulation Ltd to move our product toward commercialization.
3. EXPERIENCED LEADERSHIP: We are led by a team of experts with decades of experience as innovators in clean energy, engineering, and entrepreneurship.

THE PITCH

The world needs a scalable clean energy solution. Our energy storage technology enables the widespread adoption of renewable energy while minimizing environmental impact and maximizing efficiency. Gravity Power holds 4 patents across 20 countries, has partnerships with global industry leaders, and is ready to move to commercialization in this $1 trillion market.

OVERVIEW

Scalable Energy Storage Critical to Stopping Climate Change

LEVERAGING NATURE
to store energy
Our energy storage solutions have MINIMAL ENVIRONMENTAL IMPACT
Gravity Power turns unpredictable energy INTO RELIABLE, PEAK-PERIOD POWER

We are designing Gravity Power plants to turn unpredictable, renewable energy into reliable peak-period power. We believe that once commercialized, we can increase the value of renewable energy from 3-6 cents (for "as-available" renewable energy or for "based load" resources) to 15-20 cents per KWh. With pumped storage unable to meet the global

Security Type:

Equity Security

Price Per Share

$0.75

Shares For Sale

1,333,333

Post Money Valuation:

$18,809,997.8

Investment Bonuses!

Time-Based Incentives (Awarded at Checkout):

Very Super Early Bird Bonus: Invest at least $249.75 by **April 6, 2024**, and receive a 37.5% discount on shares.

Super Early Bird Bonus: Invest at least $249.75 by **April 14, 2024**, and receive a 28.5% discount on shares.

Early Bird Bonus: Invest at least $249.75 by **April 21, 2024**, and receive a 16.5% discount on shares.

Last Chance Bonus: Invest at least $249.75 by **April 28, 2024**, and receive a 9.0% discount on shares.

Amount-Based Incentives (Awarded After Raise):

Invest **$500+** and receive **5% Bonus Shares**.

Invest **$1,000+** and receive **10% Bonus Shares**.

Invest **$2,500+** and receive **15% Bonus Shares**.

Invest **$5,000+** and receive **20% Bonus Shares**.

Invest **$10,000+** and receive **30% Bonus Shares**.

Invest **$20,000+** and receive **35% Bonus Shares**.

Invest **$30,000+** and receive **40% Bonus Shares**.

Invest **$40,000+** and receive **50% Bonus Shares**.

*Investors can receive one (1) time-based incentive and one (1) amount-based incentive per investment.
**In order to receive perks from an investment, one

Overview Team About Communication Channel Updates

We are designing Gravity Power plants to turn unpredictable, renewable energy into reliable peak-period power. We believe that once commercialized, we can increase the value of renewable energy from 3-6 cents (for "as-available" renewable energy or for "based load" resources) to 15-20 cents per KWh. With pumped storage unable to meet theglobal need for energy storage globally, we are ready to meet the $1 trillion demand for energy storage with highly efficient and eco-friendly technology. Join us as we build the future of clean energy



Peak Power:
Market Clearing Price & Cost of Supply (US)
Market price for peak power
GRAVITY POWER VALUE ADD
$.20
$.18
$.16
$.12
$.10
$.08
$.06
$.04
$.02
$ per KWh
Gravity Power
Lithium Battery
Natural Gas Peaker

Gravity Power infomercial to air on CNBC at 11PM PDT April 6, 2024



gravity power digital 1080p
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Climate change - Climate change refers to long-term shifts in temperatures and...
GRAVITY POWER
ENERGY STORAGE • INVESTMENT OPPORTUNITY
844-487-0657
CALL NOW
Watch on YouTube

Problem

Currently, pumped storage hydroelectric dominates the energy storage market, with 94% of the market. **However, pump storage is increasingly out of reach for customers, as i ti sdifficult and time-consumi rg to deploy, while being land inefficient and envi ronmentally controversial.** As a result, pumped storage is not being adopted at the necessary scale to meet the markets need and "decarbonize" the electric grid



The market favors
PUMPED STORAGE,
but it is increasingly
out of reach.
94%
MARKET SHARE
PROBLEM
Pumped storage has created

31 DAYS LEFT Invest Now

*Investors can receive one (1) time-based incentive and one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions In which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receivinga benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

January 2, 2024

Minimum Investment Amount:

$249.75

Target Offering Range:

$9,999.75-$999,999.75

*If the sum of the investment commitments does not equal or exceed the mi ri mum offering amounat the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


Gravity Power webinar recap
The Competition
Pumped Storage Hydroelectric
Atdorf PSH Plant environmental permit application documents
Watch on YouTube

Solution

Efficient, Eco-Friendly, and Easily Executed

We are meeting the market demand for energy storage with technology, that **lowers costs, raises efficiency and minimize environmental impacts.** Gravity power makes it straightforward to obtain permits and sites, delivering the same compelling customer value proposition as pump storage being highly scaled for adoption.


pump / turbine
penstock
seal
piston
storage shaft
A GRAVITY POWER PLANT
SIMPLE, RELIABLE, & ELEGANT.
Instead of storing energy by pumping water back and forth from one lake to another, a GP plant raises and lowers a piston hydraulically in an underground shaft. We build it using commercial, off-the-shelf technologies from the mining and construction industries, in use around the world for decades.


Gravity Power Energy Storage Crowd-Funding Campaign
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Business Model

Gravity Power's business model is projected to consist of **licensing the technology and offering technical support focused on electric load-serving entities, independent power producers, transmission companies, and similar entities.**

We intend to offer our technology across the globe through direct-to-business channels and through intermediaries, such as engineering companies. The Company believes that it is a favorable investment because of unbeatable customer value (we have what we believe is the only storage tech that is low-levelized cost, environmentally benign, high efficiency, and straightforward to site), broad patent protection (4 patents in 20 countries), an active investment climate for energy storage, and an attractive share price.





Market Projection

The Demand for energy storage is projected to be over $1 trillion, driven primarily by the rapidly worsening climate crisis. The recently passed by parts and infrastructure wall contains $505 million in funding to support the development and deployment of energy storage technologies.



Overview Team About Communication Channel Updates

Terms

Gravity Power Inc. is offering securities in the form of Equity which provides investors with the right to Preferred B-2 Stock in the Company.

Target Offering: $9,999.75 | 13,333 Securities
Maximum Offering Amount: $999,999.75 | 1,333,333 Securities
Share Price: $0.75
Type of Offering: Equity
Type of Security: Preferred B-2 Stock
Offering Deadline: November 1, 2024
Minimum Investment: $249.75

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $249.75. The Company must reach its Target Offering Amount of $9,999.75 by November 1, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.75 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates


Steve Taber
Chairman & CEO
Background
A leading developer of energy efficiency and renewable energy projects throughout the world. Led the industry in numerous areas of innovation, including business models, renewable energy technologies, and financing techniques.


Robert B. Weisenmiller, Ph.D.
Director
Background
Former Chair of the California Energy Commission and one of the world's leading voices on energy. Helped shape California's pioneering energy policies, Co-founded and managed MRW & Associates, to assist organizations in strategic planning, policy development, energy market analysis and regulation, power pricing for qualifying facility projects, marginal cost analysis, rate design, and implication of utility mergers.


Jim Fiske
CTO
Background
Experienced in digital image processing hardware design, digital electronics, computer design, CAD software development, electro-mechanical system design, maglev transportation, energy storage, and low-cost space launch.


Thomas Mason
Board Member
Background
President of CalEnergy in mid 1990s and EVP of Calpine Corp and President of Calpine Power Company from 1999 to 2006. Constructed and acquired power plants through that period, operating 92 gas fired and geothermal power plants in 2006.


Globally Recognized Experts
Advisory Board
Background
Gravity Power has also built a strong advisory board, including globally recognized experts in energy markets, regulatory policies, control theory, system analysis, generation scheduling and control, power grid control, hydroelectric systems engineering, underground engineering and construction, and sealing technologies.

Overview   Team   About   Communication Channel   Updates

 Company Website

Incorporation Type

C-Corp

State of Incorporation

DE

Legal Company Name

Gravity Power

Date Founded

July 21, 2023

Location

**945 Ward Drive
#28
Santa Barbara, California 93101**

Number of Employees

3